Philips responds to ‘mini-tender’ offer by TRC Capital

February 3, 2012
Amsterdam, the Netherlands – Royal Philips Electronics (NYSE:PHG, AEX:PHI) today announced  that it has been notified of an unsolicited “mini-tender” offer by TRC Capital Corporation to purchase up to 4 million New York Registry Shares, or approximately 0.5 percent of Philips’ total outstanding share capital, at a price of $19.25 per share in cash. The offer is 4.7 percent below the closing price of Philips’ New York Registry Shares of $20.20 on the New York Stock Exchange on January 25, the day prior to the commencement of the offer.

Philips wishes to inform its shareholders that it does not recommend or endorse TRC’s “mini-tender” offer in any way. Philips is not associated with this offer or TRC and urges shareholders to obtain current market quotations for their shares, review the conditions to the offer and exercise caution.

Mini-tender offers are designed to seek to acquire less than five percent of a company’s outstanding shares and avoiding many disclosure and procedural requirements of the U.S. Securities and Exchange Commission (SEC). As a result, mini-tender offers do not provide investors with the same level of protections as provided by larger tender offers under U.S. securities laws.

The SEC has cautioned investors about mini-tender offers, stating that “some bidders make mini-tender offers at below-market prices, hoping that they will catch investors off guard if the investors do not compare the offer price to the current market price.” Investor Tips from the SEC regarding mini-tender offers can be found on the SEC’s website at www.sec.gov/investor/pubs/minitend.htm.

For further information, please contact:
Joost Akkermans
Corporate Communications
Tel: +31 20 5977 406
E-mail: joost.akkermans@philips.com

Steve Klink
Corporate Communications
Tel: +31 20 5977 415
E-mail: steve.klink@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified health and well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity.” Headquartered in the Netherlands, Philips employs approximately 122,000 employees with sales and services in more than 100 countries worldwide. With sales of EUR 22.6 billion in 2011, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.